[BCE INC. LOGO] News release

BCE — Normal Course Issuer Bid Approved

MONTRÉAL, December 19, 2008 – BCE Inc. (TSX, NYSE: BCE) today announced that the Toronto Stock Exchange (TSX) has approved its normal course issuer bid. Under the normal course issuer bid, BCE is entitled to repurchase for cancellation up to 40,000,000 common shares over the twelve-month period starting on December 23, 2008 and ending on December 22, 2009, representing approximately 5% of BCE’s 807,049,958 issued and outstanding common shares as of December 5, 2008.

Purchases will be effected through TSX and/or the New York Stock Exchange (NYSE) or by such other means as may be permitted by the TSX and/or the NYSE, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by a securities regulatory authority and block purchases in accordance with section 629(l)7 Part VI of the TSX Company Manual. In the event that BCE purchases common shares by pre-arranged crosses, exempt offers and private agreements, the purchase price of the common shares may be different than the market price of the common shares at the time of the acquisition.

During the six months ended November 30, 2008, the average daily trading volume for the common shares of BCE on the TSX was 6,389,124 shares. Consequently, under the policies of the TSX, BCE will have the right to repurchase, during any one trading day until March 31, 2009, a maximum of 3,194,562 common shares, representing 50% of the average daily trading volume, and thereafter, a maximum of 1,597,281 common shares, representing 25% of the average daily trading volume.

Within the past 12 months, BCE has not purchased any of its common shares. BCE’s Directors have authorized this program because, in the Directors’ opinion, the purchase by BCE of its common shares represents an appropriate use of funds to increase shareholder value.

About BCE

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca.

Media inquiries:	Investor inquiries:
Jacques Bouchard Bell Media Relations 514 391-2007,1-877-391-2007 jacques.bouchard1@bell.ca	Thane Fotopoulos BCE Investor Relations 514-870-4619 thane.fotopoulos@bell.ca